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                                                                     EXHIBIT 4.1

                          AMENDMENT TO RIGHTS AGREEMENT

Reference is made to the Rights Agreement, dated as of December 11, 1996 (the "Rights Agreement"), between Cable Design Technologies Corporation (now Belden CDT Inc.) (the "Company") and Equiserve Trust Company, N.A., successor to The First National Bank of Boston, as rights agent. Reference is also made to the Agreement and Plan of Merger by and among Cable Design Technologies Corporation, BC Merger Corp. and Belden Inc. dated as of February 4, 2004, as amended (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company effected a one-for-two reverse stock split of the common stock, par value $0.01 per share, of the Company ("Old Common Stock"), whereupon each two shares of Old Common Stock existing immediately prior to the effective time of the reverse stock split (the "Reverse Split Effective Time") were automatically reclassified into one share of common stock, par value $0.01 per share, of the Company (the "New Common Stock").

The Rights Agreement is amended to expressly provide and clarify that each two Rights (as defined in the Rights Agreement) existing immediately prior to the Reverse Split Effective Time are automatically reclassified into one Right such that, for each two rights attached to two separate shares of Old Common Stock, such Rights are reclassified into one Right attached to the share of New Common Stock.